EXHIBIT 99.23

CONSENT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING
FIRM

        We consent to the use of our report dated January 13, 2006 with respect to the financial statements of Central Gold-Trust as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 and to the use of our report dated January 28, 2005 with respect to the financial statements of Central Gold-Trust as at December 31, 2004 and 2003 and for each of the years in the two-year period ended December 31, 2004 incorporated by reference in the Registration Statement on Form F-40 of Central Gold-Trust.

June 28, 2006 Toronto, Canada	/s/ Ernst & Young LLP /s/ Ernst & Young LLP Chartered Accountants